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                            November 13, 2020

       Michael D. West
       Chief Executive Officer
       AgeX Therapeutics, Inc.
       965 Atlantic Avenue, Suite 101
       Alameda, CA 94501

                                                        Re: AgeX Therapeutics,
Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed November 5,
2020
                                                            File No. 001-38519

       Dear Mr. West:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Juvenescence Proposal, page 24

   1. We note your disclosure that the Chairman of your Board of Directors, Dr. Bailey, is the
                                                        Chief Executive Officer
of Juvenescence Limited. Please disclose what, if any,
                                                        consideration the Board
gave to this potential conflict of interest in evaluating
                                                        this proposal.
 Michael D. West
AgeX Therapeutics, Inc.
November 13, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Ada D. Sarmento at 202-551-3798 or Christine Westbrook at
202-551-5019 with any questions.



                                                          Sincerely,
FirstName LastNameMichael D. West
                                                          Division of
Corporation Finance
Comapany NameAgeX Therapeutics, Inc.
                                                          Office of Life
Sciences
November 13, 2020 Page 2
cc:       Richard S. Soroko, Esq.
FirstName LastName